2025

ANNUAL REPORT



Focusing on great experiences and
mutually sustainable success for our
clients, colleagues, and investors.

Welcome ESSA Bank to the CNB Family of Banks!

ESSA Bank
A division of *CNB Bank*

TABLE OF CONTENTS

CNB

FAMILY OF BANKS

CNB Bank • ERIEBANK • BankOnBuffalo • FCBank • Ridge View Bank • Impressia Bank • ESSA Bank

ABOUT US

CNB Financial Corporation is a financial holding company that conducts business primarily through its principal subsidiary, CNB Bank. CNB Bank is a full-service bank engaging in a full range of banking activities and services, including trust and wealth management services, for individual, business, governmental, and institutional customers.

On July 23, 2025, CNB Bank completed it's largest acquisition in the corporation's history with the addition of ESSA Bancorp, Inc. and is now more than $8 billion in assets. CNB Bank operations include 75 full-service offices and a private banking division in PA, OH, NY and VA.



BankonBuffalo
NEW YORK
ERIEBANK
A division of CNB Bank
Harborcreek
Erie
Ashtabula
Mentor
Cleveland
Westlake
Woodmere
Meadville
Vernon
Warren
Bradford
Kane
CNB BANK
Ridgway
St. Marys
DuBois
Clearfield
Kylertown
Punxsutawney
Philipsburg
Osceola
Houtzdale
State College
Northern Cambria
Duncansville
OHIO
Bucyrus
Shiloh
FCBank
Cardington
Fredericktown
Westerville
Worthington
Grandview
Salem
Roanoke
Smith Mountain Lake
RIDGE VIEW BANK
VIRGINIA
PENNSYLVANIA
Scranton
Wilkes-Barre
Cresco
Tannersville
Stroudsburg
Wind Gap
Nazareth
Bath
Easton
Bethlehem
Allentown
ESSA Bank
Devon
Lansdowne

CNB Bank, headquartered in Clearfield, PA, with offices in Central and North Central PA, serves as the multi-brand parent to the following divisions:

BankOnBuffalo, based in Buffalo, NY, with offices in Western NY

ERIEBANK, based in Erie, PA, with offices in Northwest Pennsylvania and Northeast OH

ESSA Bank, based in Stroudsburg, PA with offices in Eastern PA

FCBank, based in Worthington, OH, with offices in Central OH

Impressia Bank, a division focused on banking opportunities for women, which operates in CNB Bank's primary market areas

Ridge View Bank, based in Roanoke, VA, with offices in the Southwest VA region

OUR MISSION

We are dedicated to being the premier financial services provider in our communities.
CNB's commitment to providing premier banking and wealth management solutions, building valued client relationships, being an employer of choice, and achieving top-tier performance is evidenced by:

- **Products and services** focused on the needs of the spectrum of current and prospective clients, at prices mutually beneficial and fair to both the Company and the clients.
- **Professional employees** with the opportunities, tools, and training for purposeful engagement in serving our clients, communities, and co-workers, while achieving a truly rewarding career.
- **Safe, sound, and sustainable franchise growth** and operating results leading to reliable and secure depository and asset management services, and positive returns and value accretion for investors.



PROFESSIONALISM
LEADERSHIP
VOLUNTEERISM
INNOVATION
COLLABORATION
ACCOUNTABILITY
INCLUSION
CLIENT-FOCUSED
INTEGRITY
RESPECT
Meaningful returns and accretion of value for shareholders
Motivated and engaged employees in all ranks and divisions
Deployment of secure, effective and user-friendly technologies
A foundation of security and financial soundness
A commitment to growing operating revenues faster than overhead expenses
CNB
Focusing on Great Experiences and Mutually Sustainable Success for our Clients, Colleagues, and Investors.

BANK HUMANLY®

At our core, Bank Humanly is a philosophy that shapes everything we do. We believe in using technology to make banking easier, not less personal. Our innovative solutions are designed to simplify life for our customers while keeping human connection at the center of every interaction.

In a world where banking has become increasingly automated, we choose to do things differently. When you call, chat, or visit us, you're connecting with a real banker — someone employed by us, who knows our communities and understands your needs. **We pair the latest technology with genuine human care, so every experience feels personal, not programmed.** It's intentional, purposeful, and what sets us apart. Because while technology moves us forward, we believe humanity will always matter most.

OUR CORE VALUES



Respect	Collaboration
Inclusion	Innovation
Volunteerism	Professionalism
Accountability	Client Focus
Integrity	Leadership



Letter from CNB Financial Corporation's
CHAIRPERSON OF THE BOARD, AND PRESIDENT AND CEO

Dear Shareholders, Clients, and Community Partners,

We are pleased to provide this 2025 Annual Report to our valued shareholders. Through both this report and this letter, we wish to reflect upon both a momentous and soundly profitable year for CNB Financial Corporation and the various divisions of CNB Bank.

The first quarter involved two very historical events. On January 10, 2025, the Corporation announced the signing of a definitive merger agreement related to the Corporation's intended acquisition of ESSA Bancorp, Inc. and its subsidiary, ESSA Bank and Trust, which would add over $2 billion of total assets to the CNB franchise. In addition to a tremendous alignment of the CNB and ESSA's operating culture and conservative credit management profile, this acquisition focused on gaining the scale to further manage the Corporation's

core overhead. Whether through a merger or our regular organic growth, we look to realize both increasing positive operating leverage and improved back-office processing efficiencies. The ESSA merger was a catalyst to further sustaining increased profitability and increased shareholder value for the future.

Looking towards a strong future also meant the importance of reflecting upon the stability and strength of the Corporation over so many years, as the second notable event in the first quarter was the celebration on February 5, 2025, of CNB Bank's 160th anniversary of being a chartered banking institution. It is amazing about how far we have come as a nation since 1865, the end of the Civil War and the first year of CNB Bank's operations. And whether 1865, 2025, or



SERVING OUR COMMUNITY • 160 YEARS

160th

SINCE 1865 ANNIVERSARY

for the years to come, we recognize that our clients' goals remain timeless – seeking secure and reliable banking and wealth management partners, like our professionals at CNB, to provide the products and service that contribute to the economic success of individuals, businesses, and markets we serve. And as noted in many sections of this report, you will see the tremendous commitment of our team in volunteering, and supporting through financial literacy and so much programming and charitable giving, how we care about those in the communities with whom we share our lives.

Following the shareholder approvals of the merger in April of 2025, we worked extensively during the second quarter with both the ESSA Management Team and our bank regulatory agencies to gain supervisory approval for the acquisition, and prepare for the integration of personnel and systems from our new ESSA Bank division. Even with the challenges of merging two companies, the leadership and dedicated teams of the various legacy CNB Bank divisions and corporate support offices kept focused on executing the fundamentals that drove our success for both the first half of 2025 and the rest of the year. Loan growth for the second quarter was at an annualized rate over 10%, which coupled with a significant increase in our Net Interest Margin to 3.59% for the second quarter, resulted in a substantial increase in our operating

revenues and net income, even before we realized the income-accretive benefits of the ESSA acquisition.

During the third quarter, on July 23, 2025, we legally finalized CNB's acquisition of ESSA, which represented by far the largest acquisition in the Corporation's history. CNB Financial Corporation emerged as an over $8 billion asset institution with 75 full-service branches and over 900 employees, with the products, services, and operational and technological scale to meet the commercial, consumer, and wealth management needs of clients across our four-state franchise. We remain so appreciative of the tremendous support from the management, Board, and employees in Eastern Pennsylvania of the now ESSA Bank division of CNB Bank, who collectively partnered so well with the legacy CNB Board, management, and acquisition team to effectively support the combination of our two institutions. As part of the acquisition, we welcomed three former ESSA Directors – Robert Selig, Daniel Henning, and Gary Olson – to the Board of Directors of both CNB Financial Corporation and CNB Bank.

Working together with great synchronicity after the merger closing date, we continued to realize ongoing qualitative loan, deposit, and wealth growth of our expanded franchise, with the expected benefits from the operational integration and scale efficiencies expected with such a significant



ESSA Employee Onboarding & Resource Fairs

transaction. Importantly, we noted that the credit profile of the loan portfolios acquired from ESSA remained sound with no unexpected changes from the pre-merger due diligence process. Further, the ESSA Bank division's branch and retail lending teams, commercial and treasury management officers, and wealth management personnel maintained their traditional customer engagement and momentum beyond the acquisition.

The fourth quarter of 2025 was both very busy and notable given the successful conversion and integration of the ESSA's core applications into CNB's operating systems. Importantly, given the extensive capabilities and expertise of the Corporation's back-office professionals, we quickly and successfully completed the conversion in November, and adapted to processing the related higher volume of underlying customer loan, deposit, and wealth management accounts. This conversion of systems, accounting for an over 33% or $2 billion addition to CNB Bank's account and customer volume, reflected our Team's ability to both successfully plan for, evaluate, and manage large scale growth, and have the excess and efficient capacity to handle both the ESSA acquisition and future organic or merger-related expansion.

Throughout this historical year, we have benefitted from the continued and collective support of the CNB Board members, Senior Management, and so many valued employees, including those who joined us from ESSA, who worked so diligently to make CNB the great and larger Corporation that it is today. We were glad to have our team of motivated and engaged team members drive our strategic success. As our positive 2025 financial results reflect, our key goals remain focused on both successfully tackling today's challenges and embracing tomorrow's growth opportunities. We will continue to strive to successfully achieve our strategic objectives: maintaining our historical commitment to being a safe, sound and reliable operation; identifying and deploying secure, effective, and user-friendly technologies; growing our revenues faster than our expenses to achieve regular positive operating leverage; and, having this all lead to meaningful shareholder value increases and returns to you, our valued investors. We truly appreciate your continued investment in CNB Financial Corporation.

Sincerely,

JEFFREY S. POWELL
Chairperson of the Board of Directors

MICHAEL D. PEDUZZI
President & Chief Executive Officer

Consolidated
Financial Highlights

(dollars in thousands, except per share data)

FOR THE YEAR

	2025	2024	Change
Interest and Dividend Income	**$392,345**	$325,470	20.5%
Interest Expense	**$150,309**	$138,001	8.9%
Net Interest Income	**$242,036**	$187,469	29.1%
Non-interest Income	**$40,165**	$39,114	2.7%
Non-interest Expense	**$190,881**	$150,002	27.3%
Net Income	**$66,131**	$54,575	21.2%

NET INCOME RETURN ON...



Average Equity

2024	2025
9.21%	**9.14%**

−0.8% CHANGE



Average Assets

2024	2025
0.93%	**0.93%**

NO CHANGE

AT YEAR END

● 2024   ● 2025



- Assets: $6,192,010 / $8,396,435 — +35.6%
- Loans, Net of Unearned: $4,608,956 / $6,493,740 — +40.9%
- Deposits: $5,371,364 / $7,027,109 — +30.8%
- Shareholder's Equity: $610,695 / $872,127 — +42.8%

BOOK VALUE
per common share



2024	2025
$26.34	**$27.63**

+4.9% INCREASE

PER COMMON SHARE DATA

Diluted Earnings per Share

+4.2% INCREASE

year over year (2024-2025)

+4.8% INCREASE

CAGR*



- 2020: $1.97
- 2021: $3.16
- 2022: $3.26
- 2023: $2.55
- 2024: $2.39
- 2025: $2.49

Common Stock Dividends



2024	2025
$0.71	$0.72

+1.4 % INCREASE



BOOK VALUE

+5.4%
INCREASE
CAGR*





2025	$27.63
2024	$26.34
2023	$24.57
2022	$22.39
2021	$22.85
2020	$21.29



Year	Loans, Net of Unearned
2020	$3,371,789
2021	$3,634,792
2022	$4,275,178
2023	$4,468,476
2024	$4,608,956
2025	$6,493,740

LOANS, NET OF UNEARNED



+14.0%
INCREASE   CAGR*

NET INTEREST INCOME

+12.4%
INCREASE   CAGR*

Year	Net Interest Income
2020	$134,711
2021	$159,780
2022	$189,659
2023	$189,829
2024	$187,469
2025	$242,036



Year	Deposits
2025	$7,027,109
2024	$5,371,364
2023	$4,998,750
2022	$4,622,437
2021	$4,715,619
2020	$4,181,744

DEPOSITS

+10.9%
INCREASE
CAGR*

*CAGR - Compounded Annual Growth Rate 2020-2025



699
FAMILY OF BANKS EMPLOYEES logged

32,421

volunteer **HOURS** at

1,374

organizations in our communities

We make an impact!











Financial Literacy in 2025


Welcome
to the
FINANCIAL
REALITY FAIR
Brought to you by
CNB BANK




INVESTMENTS

Our Financial Reality Fairs

CNB continues to conduct Financial Reality Fairs in school districts throughout the communities we serve, including many low-to-moderate income communities. Here, students are guided through an interactive exercise with realistic income and expenses. Our employees and other members of the community come together to share their knowledge of budgeting and prioritizing expenses. It is an eye-opening experience for students about to enter the workforce and highly valued by the students, schools and parents.

1,336

STUDENTS attended

156

VOLUNTEERS & COMMUNITY PARTNERS participated

State College High School
CNB Bank
Mar 28, 2025

Eagles Nest Middle School
ERIEBANK
Sept 24, 2025

Akron High School
BankOnBuffalo
Oct 2, 2025

Clearfield County Mega Fair
Clearfield, Curwensville, West Branch, Moshannon Valley, Clearfield Alliance Christian, and Philipsburg-Osceola High Schools
CNB Bank | Oct 9, 2025

Erie High School
ERIEBANK
Nov 18, 2025

Financial Literacy and Educational Support Across the Spectrum

SCHOOL PROGRAMS

CNB sponsored workbooks and tutorials for elementary and high schools on age-appropriate savings and banking topics.

9,246 Students

286 Schools

$25,000 IN SCHOLARSHIPS TO 31 SCHOOLS

EITC

83 Schools | $449,450

OTHER INITIATIVES

- Virtual Lunch and Learns
- Perks @ Work
- Women in Business Academy & Masterclass
- Custom Financial Literacy programs
- And more

1,848

employee HOURS committed to financial education in the community

Local Impact, Collective Strength

At CNB, we are passionate about our communities. Across all divisions, our teams invest time, resources, and genuine care into initiatives that strengthen the places we call home. We are proud of the many ways our employees support local needs and uplift those we serve. Together our Family of Banks continues to make a lasting impact through service, partnership, and genuine care.



Supporting Businesswomen

Hygiene Drive

UpLift Her Women's Wellness Day

Supporting our first responders

Clearfield Cares Closet

Cleveland Foundation

Back-to-School Bash

Coffee and Capital Sessions were hosted in 2025 by **Impressia Bank** to help foster a collaborative environment where women came together to learn about various business-related topics. These meetings were held to promote the financial and professional development of women in the communities we serve.

BankOnBuffalo partnered with Women United of Greater Niagara on a hygiene drive supporting the Mental Health Association in Niagara County. Strong community involvement helped provide essential personal care items to individuals and families in need, promoting dignity, wellness, and better access to mental health resources.

FCBank is proud to sponsor the UpLift Her Women's Wellness Day, an initiative of The African American Male Wellness Agency, created to tackle the health disparities impacting women of color. The event provided free biometric health screenings, wellness resources, and community engagement, empowering women to take charge of their well-being.

Ridge View Bank is a proud sponsor of the Roanoke Rampage Fire and Police Football team, a team of first responders playing for a cause. In June, the "View Crew" employees volunteered at their game, showing our continued support for those who serve our community.

The Old Town Road team at **CNB Bank** proudly supported the Clearfield Cares Closet with a successful donation drive this past fall, collecting an entire carload of hygiene products, personal care items, and non-perishable food. These donations directly benefited local students in need, providing access to everyday essentials through the school district's high school and elementary school guidance offices.

The **ERIEBANK** team helped many customers into new homes with the Open Your Door and Neighborhood Home Loan programs, delivering our mission directly to the community. To further support affordable housing, ERIEBANK established its first donor-advised fund with the Cleveland Foundation, which will expand access to affordable housing and promote housing stability across our communities.

ESSA Bank participated in the Allentown School District's Back-to-School Bash at Cedar Beach Park in August, where more than 9,000 students received essential school supplies and access to health and financial education resources. The event supported 17,000 students, many facing economic challenges.





CNB Financial Corporation & CNB Bank Board of Directors

JEFFREY S. POWELL
Chairperson of the Board; President, J.J. Powell, Inc.



JOEL E. PETERSON
Chairman and Chief Executive Officer, Clearfield Wholesale Paper



ROBERT C. SELIG, JR.
Retired, President, Selig Construction Company



MICHAEL D. PEDUZZI
President and Chief Executive Officer, CNB Financial Corporation and CNB Bank



DEBORAH D. PONTZER
President, Grow Rural PA



FRANCIS X. STRAUB, III
President and Chief Executive Officer, U.S. Complete Care, Inc.



DANIEL J HENNING
Owner, A.C. Henning Enterprises, Inc.



NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises



PETER C. VARISCHETTI
President, Varischetti Holdings, LP



MICHAEL OBI
President, UBIZ Venture Capital; Chief Executive Officer, Spectrum Global Solutions



RICHARD B. SEAGER
Owner, Ritri Holdings, LLC



JULIE M. YOUNG
Employment Attorney, JMY Law, LLC



GARY S. OLSON
Former President & CEO of ESSA Bank & Trust; Strategic Advisor, CNB Bank



CNB
FOUNDATION, INC.
Date 9/15/2025
PAY TO THE ORDER OF American Cancer Society
$29,500.00
Twenty Nine Thousand Five Hundred DOLLARS
Memo Donation

CNB's 14th Annual Charity Golf Tournament

raised more than $35,000

to benefit the American Cancer Society, YMCA of Centre County, and Clearfield Area United Way.

CNB Financial Corporation Corporate Officers

MICHAEL D. PEDUZZI
President and Chief Executive Officer

TITO L. LIMA
Treasurer and Principal Financial Officer

ANNA K. "KATIE" ANDERSEN
Secretary

LEANNE D. KASSAB
Assistant Secretary





CNB Bank Senior Management

MICHAEL D. PEDUZZI
President, Chief Executive Officer

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer

LEANNE D. KASSAB
Senior Executive Vice President, Chief Experience Officer

TITO L. LIMA
Senior Executive Vice President, Chief Financial Officer

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer



DARRYL P. KOCH
Executive Vice President, Chief Information Technology & Security Officer







HEATHER J. KOPTCHAK
Executive Vice President, Chief Employee Resources Officer







ROBIN W. MINK
Executive Vice President, Chief Treasury Management Officer







MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer & President, BankOnBuffalo





STEVEN R. SHILLING
Executive Vice President, Chief Wealth Management Officer

ANGELA D. WILCOXSON
Executive Vice President, Chief Commercial Banking Officer

ANNA K. "KATIE" ANDERSEN
Senior Vice President, Chief Risk Officer

KYLIE GRAHAM
Senior Vice President, Director of Operations

CNB Bank Management

REBECCA A. COLEMAN
Senior Vice President, Loan Operations

JOSEPH E. DELL, JR.
Senior Vice President, Corporate Commercial Development

RUSSELL W. GENTNER
Senior Vice President, Director of Commercial Real Estate

CARLA M. HIGGINS
Senior Vice President, Strategic Project Management

ERIC A. JOHNSON
Senior Vice President, CNB Wealth & Trust Services Leader

CORY K. JOHNSTON
Senior Vice President, Controller

STEVEN B. LEVY
Senior Vice President, Senior Director of Participations & Syndications

KELLY J. SHEFFIELD
Senior Vice President, BSA Officer

CHRISTOPHER L. STOTT
Senior Vice President, Enterprise Director of Private Banking

CARRIE A. WOOD
Senior Vice President, Experience

JONATHAN BODLE
Vice President, Credit Administration

ERIN BRIMMEIER
Vice President, Payments

KARA CHLUDZINSKI
Vice President, Director of Education

JAMES C. DAVIDSON
Vice President, Private Banking Team Leader

ROMONA DAVIS
Vice President, Small Business Loan Administrator

LOUANNE DAWSON
Vice President, Senior Treasury Management Advisor

KEVIN DIXON
Vice President, Community Responsibility Officer

REGINA M. EAGAN
Vice President, Fraud Investigations Officer

DENNIS FORTIN
Vice President, Retirement Plan Strategies Leader

ANDREW FRANSON
Vice President, IM & Trust Operations and Compliance Leader

TERRY GLUNT
Vice President, Commercial Relationship Manager

JOSEPH K. HAINES
Vice President, Commercial Relationship Manager

DAVID A. HAMILTON
Vice President, Information Technology





CNB BANK

CNB Bank Board of Advisors

DUSTIN A. MINARCHICK
Chairperson of the Board; Market President, CNB Bank



CURTIS SHULMAN
Account Executive with the Hartman Group

JOEL ALBERTS
Owner, Geotech Engineering

GREG SLOAN
Owner, Five Star Mitsubishi

MICHAEL ARMANINI
State Representative Representing The 75th Legislative District

JEANNINE SWISHER
Owner, Swisher Concrete Products

BILL JONES
Owner, Central Insurers Group

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank





GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo









SHANNON L. IRWIN
Vice President, Employee Resources Director

ROBERT JACOBS
Vice President, Information Security Officer

TYLER KIRKWOOD
Vice President, Commercial/Retail Relationship Manager

STEVEN KISS
Vice President, Commercial Loan Review

SHERRY KNAUFT
Vice President, Operations Manager

JACKLYN M. LANTZY
Vice President, Commercial Relationship Manager

SHAYNE LUMADUE
Vice President, Customer Experience

JUSTIN MANEY
Vice President, Director of Accounting Operations

ADAM H. MIDKIFF
Vice President, Treasury Management Payment Sales Director

MICHAEL MOORE
Vice President, Facilities

MONICA NEIMEIER
Vice President, Commercial Services Team Leader

TAMMY L. OTMINSKI
Vice President, Small Business Loan Automation Analyst

KATIE A. PENOYER
Vice President, Treasury Operations Team Leader

AMY B. POTTER
Vice President, Digital Marketing Strategy Officer

CHRISTI RENNO
Vice President, Compliance

MICHELLE ROGAN
Vice President, Senior Fiduciary Officer

EILEEN F. RYAN
Vice President, Mortgage Education Liaison

ERIN SCHIRTZINGER
Vice President, Assistant BSA Officer

DUSTIN SCHOENING
Vice President, Treasury Management Advisor

HEATHER D. SERAFINI
Vice President, Private Banking

JAYLENE SHAFFNER
Vice President, Regional Manager

LORI SHIMEL
Vice President, Community Office Manager

JAIME SMITH
Vice President, Commercial Closing Administrator Manager

KELLIE R. SWALES
Vice President, Marketing & Branch Design

JOHN R. VANTASSEL
Vice President, Treasury Sales Team Leader

JOHN L. VILARDO
Vice President, Treasury Sales Team Leader

SHERRY L. WALLACE
Vice President, Director of Retail Lending

GRANT WHIELDON
Vice President, Director of Internal Financial Reporting & Analysis

JOEL M. ZUPICH
Vice President, Commercial Relationship Manager



ERIEBANK® A division of CNB Bank

ERIEBANK PA Board of Advisors



KATIE J. JONES
Chairperson of the Board; Regional President, ERIEBANK



WESLEY H. GILLESPIE
President, ERIEBANK

GARY M. ALIZZEO
Esquire, Shafer Law Firm, P.C.

ARCHBISHOP DWANE BROCK
Presiding Archbishop of Covenant Ministries International Fellowship

GARY L. CLARK
Chief Executive Officer, Reed Manufacturing Company

JANE M. EARLL
Esquire; Consultant, JMEARLL, LLC; Retired Pennsylvania State Senator







CHARLES "BOO" HAGERTY
President, Hamot Health Foundation







DR. ANDREA T. JEFFRESS, MD
Physician, OB-GYN Associates of Erie, PC







THOMAS W. REAMS
President, C. H. Reams & Associates, Inc.



NICHOLAS N. SCOTT
Vice President and Owner, Scott Enterprises

JAMES E. SPODEN
Esquire, Macdonald Illig Jones & Britton, LLP

MICHAEL P. THOMAS
Managing Partner, MacDonald, Illig, Jones & Britton LLP

DAVID J. ZIMMER
President (Retired), ERIEBANK

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo





ERIEBANK Management

TIMOTHY A. FLENNER
Ohio Market Executive

JAMES E. BURKE
Senior Vice President, Commercial Relationship Manager

STEVEN M. CAPPELLINO
Senior Vice President, Area Manager

WILLIAM L. DELUCA, JR.
Senior Vice President, Senior Credit Officer

GREGORY A. FERRENCE
Senior Vice President, Senior Credit Officer

SUZANNE E. HAMILTON
Senior Vice President, Commercial Relationship Manager

GREGORY A. NOON
Senior Vice President, Commercial Banking Area Manager

TONI L. PAUP
Senior Vice President, Director of Business Development

TIMOTHY J. ROBERTS
Senior Vice President, Commercial Relationship Manager

PAUL D. SALLIE
Senior Vice President, Private Banking Team Leader

CHARLES W. SMITH
Senior Vice President, Investment Management Team Leader

DAVID P. BOGARDUS
Vice President, Commercial Banking Area Manager

KELLY S. BUCK
Vice President, Private Banking

TRAVIS J. BURCH
Vice President, Wealth Partner





ERIEBANK OH Board of Advisors

WESLEY H. GILLESPIE
Chairperson of the Board; President, ERIEBANK



DR. LUNDON ALBRECHT, DDS
Owner, Albrecht Family Dentistry



JENNIFER BROWN
Client Development Leader, Verdantas



JOE CAROLLO
President, Jani-King of Cleveland

KEVIN D. MALECEK
Director of Economic Development & International Trade, City of Mentor





SHAWN NEECE
Renew Partners, LLC



MICHAEL OBI
President & CEO, UBIS Venture Capital and Spectrum, Global Holdings



ROSEMARY REHNER
Director & President of Barnes Wendling CPAS



RENEÉ T. RICHARD
President and Chief Executive Officer, Corporate College Division at Cuyahoga Community College

JOSEPH T. SVETE
President, Svete & Mcgee Company, LPA





MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

CHRYSTAL M. FAIRBANKS
Vice President, Regional Manager

JESSICA A. FIGOLI
Vice President, Private Banking

ELLEN FORBUS
Vice President, Private Banking

JOANNE L. FULTON
Vice President, Treasury Management Advisor

ALLISON M. HODAS
Vice President, Commercial Relationship Manager

MICHEAL KASMER
Vice President, C&I Commercial Relationship Manager

BRYAN G. KUSICH
Vice President, Commercial Relationship Manager

JEFFREY S. MATCHETT
Vice President, Wealth Partner

WILLIAM MCCULLOUGH
Vice President, Wealth Partner Team Lead

JAMES R. MIALE
Vice President, Commercial Relationship Manager

BENJAMIN V. PALAZZO
Vice President, Commercial Relationship Manager

PHILIP K. PERSONS
Vice President, Regional Manager

MICHAEL RICHARDS
Vice President, Commercial Relationship Manager

NATHAN ROSS
Vice President, Commercial Relationship Manager

ALISON A. SAMUELS
Vice President, Commercial Relationship Manager

MARK R. WEIBEL
Vice President, Wealth Partner







FCBank Board of Advisors

JENNY L. SAUNDERS
Chairperson of the Board; President, FCBank



JENNIFER T. CARNEY
Principal, Ohm-Advisors

MATT GREGORY
Senior Vice President, Nai Ohio Equities

LAWRENCE A. MORRISON
CPA and Partner, Kleshinski, Morrison & Morris, LLP

JASON A. POHL
Partner and Co-Founder, Centric Consulting, LLC

JULIE M. YOUNG
Employment Attorney, JMY Law, LLC

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank





GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo



FCBank Management

JEFFREY J. BEYKE
Senior Vice President, Regional Manager

NEAL S. CLARK
Senior Vice President, Commercial Relationship Manager

JONATHON WOOD
Senior Vice President, C&I Commercial Banking Team Lead

ARI M. ALTMAN
Vice President, Commercial Real Estate Relationship Manager

CHRISTOPHER S. DUFF
Vice President, Private Banking Team Leader

MACK HANNAH
Vice President, Commercial Office Manager

DAVID F. HIATT
Vice President, Senior Retail Lender

VERONICA HILDRETH
Vice President, Commercial Office Manager

MATTHEW HUME
Vice President, Wealth Partner

RYAN KILLEN
Vice President, Commercial Relationship Manager

ANNETTE D. LESTER
Vice President, Community Office Manager

JACK L. TRACHTENBERG
Vice President, Private Banking

JEFF P. WALLACE
Vice President, Treasury Management Advisor



A very special THANK YOU to

Jenny Saunders

who will be retiring at the end of April 2026 with over eight years of outstanding service as President of FCBank.





BankOnBuffalo Board of Advisors

MICHAEL J. NOAH
Chairperson of the Board; Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo







HERBERT L. BELLAMY, JR.
President, Bellamy Enterprises/ Black Achievers Inc.







TRINA BURRUSS
President and Chief Executive Officer, United Way of Buffalo & Erie County



GEORGE H. BILKEY, IV
Managing Partner, Tam Ceramics

E. PETER FORRESTEL
Retired, Bank of Akron, Chief Executive Officer

GERRY MURAK
Principal, Murak & Associates, LLC; Partner, SoPark Corporation

MICHAEL NEWMAN
Chief Executive Officer, Newman Properties, Inc.

PETER J. ROMANO, JR.
Owner/President, Romano Consulting Company Inc.

STEPHEN J. SCHOP
Special Counsel, Block, Longo, Lamarca & Brezinski, P.C.

MARK A. TRONCONI
Partner - Of Counsel Tronconi, Segarra & Associates

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank





GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

BankOnBuffalo Management

MICHAEL A. ANDERSON
BankOnBuffalo Market Executive

PETER J. HART
Senior Vice President, Commercial Relationship Manager

DAVID G. HAWKER
Senior Vice President, Commercial Sales Team Leader

GLENN C. JORDAN
Senior Vice President, Senior Investment Partner

MICHAEL KELLEY
Senior Vice President, Senior Credit Officer

EDMUND E. "ED" MIELCAREK
Senior Vice President, Commercial Relationship Manager

JODIE A. ALEXANDER
Vice President, Senior Retail Lender

JOSEPH D. BECKER
Vice President, Private Banking Team Leader

COLLEEN BOWMAN
Vice President, Community Office Manager

SCOTT A. CHAMBERLAIN
Vice President, Commercial Relationship Manager

DEBORAH GLOWNY
Vice President, Community Office Manager

RYAN T. GORMAN
Vice President, Senior Retail Lender

PATRICIA HUDSON
Vice President, Wealth Partner Team Lead

BRYAN KREMPA
Vice President, Commercial Relationship Manager

JOSIAH LEROY
Vice President, Community Office Manager

ROBIN LEWANDOWSKI
Vice President, Wealth Partner

STEPHEN MULÉ
Vice President, Regional Manager

TIMOTHY MULLEN
Vice President, Commercial Relationship Manager

JAMES P. REIDY
Vice President, Commercial Relationship Associate

COURTENAY SCHAFER
Vice President, Treasury Management Advisor

GAIL E. TESTA-ROMANO
Vice President, Wealth Partner

ANNETTE A. TOMLIN
Vice President, Treasury Management Advisor

A division of CNB Bank

Ridge View Bank Board of Advisors



CARRIE T. MCCONNELL
Chairperson of the Board; President, Ridge View Bank



KIMBERLY BLAIR
Senior Director of Principal Gifts & Strategic Initiatives Carilion Clinic Foundation



BENJAMIN CREW
Vice President, Balzer and Associates, Inc.



JOSEPH E. DELL, JR.
Senior Vice President, Corporate Commercial Development, CNB Bank



ROBERT KULP
President and Co-Owner, Black Dog Salvage



RYAN WATERS
Managing Partner, Bridgewater Marina

MICHAEL D. PEDUZZI
President, Chief Executive Officer, CNB Financial Corporation and CNB Bank

MARTIN T. GRIFFITH
Senior Executive Vice President, Chief Revenue Officer, CNB Bank

GREGORY M. DIXON
Executive Vice President, Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer, CNB Bank and President, BankOnBuffalo

Ridge View Bank Management

JUSTIN BARNES
Senior Vice President, Senior Credit Officer & Commercial Banker

TODD MURRAY
Senior Vice President, Commercial Relationship Manager

ROBERT SHORTER
Senior Vice President, Commercial & Private Banking

TODD PARSONS
Vice President, Commercial Relationship Manager

TIPHANIE RASNICK
Vice President, Commercial Office Manager



Join us in 2026, to celebrate

Ridge View Bank's 5th ANNIVERSARY

Serving our wonderful clients and communities in the Greater Roanoke and Southern Virginia regions.





Impressia Bank
A DIVISION OF CNB BANK

Impressia Bank Board of Advisors

MARY KATE LOFTUS
Chairperson of the Board;
President, Impressia Bank



ROBIN HAUSER
Director/ Producer/ Filmmaker,
Finish Line Features, LLC

DR. MARNIE LAVIGNE
Chief Executive Officer,
Nonprofit Organization
President, Launch NY

BETSEY LOCKE
Marketing and Creative
Consultant, Self-Employed

DEBORAH D. PONTZER
President,
Grow Rural PA

ANNE RICHIE
Managing Director,
The Mezzanine Fund

MELISSA SUCHODOLSKI
President, USC Builds

MICHAEL D. PEDUZZI
President, Chief Executive Officer,
CNB Financial Corporation and CNB Bank





MARTIN T. GRIFFITH
Senior Executive Vice President,
Chief Revenue Officer, CNB Bank

LEANNE D. KASSAB
Senior Executive Vice President,
Chief Experience Officer, CNB Bank





GREGORY M. DIXON
Executive Vice President,
Chief Credit Officer, CNB Bank

MICHAEL J. NOAH
Executive Vice President, Chief Operating Officer,
CNB Bank and President, BankOnBuffalo



Impressia Bank Management

SABRA KERSHAW
Vice President, Regional Relationship Manager

LAUREN J. SCHELLINGER
Vice President, Regional Relationship Manager

MARTHA D. SEIDENWAND
Vice President, Grant & SBA Officer



Where Women Bank.



ESSA Bank Management

JOSEPH BONSICK
President, ESSA Bank

JAMES FERRY
Senior Vice President, Regional Manager

ROGER ANDERSON
Vice President, Commercial Relationship Manager

MEREDITH CHIMOCK
Vice President, Residential Mortgage Sales Manager

WILLIAM EVANS
Vice President, Wealth & Trust Services Leader

JAMES GORMAN
Vice President, Commercial Relationship Manager

CHRISTINE LENCI
Vice President, Commercial Relationship Manager

MOHAMMAD TAHA
Vice President, Commercial Relationship Manager



A big WELCOME to our new clients and colleagues from ESSA Bank!

Above: One of four ESSA Employee Onboarding & Resource Fairs hosted in June 2025



Holiday Financial Services Board of Directors

GREGORY M. DIXON
Chairperson

MICHAEL D. PEDUZZI
Secretary

TITO L. LIMA
Treasurer

Holiday Financial Services Corporate Officers

GREGORY M. DIXON
Chairperson

JOSEPH P. STROUSE
President

FRANCIS GOSS
Vice President

Shareholder Information

ANNUAL MEETING

The Annual Meeting of the Shareholders of CNB Financial Corporation will be held virtually on Tuesday, April 21, 2026 at 2:00 pm in order to attend the meeting, you must register at: www.viewproxy.com/ CNBFinancial/2026 by 11:59 pm (EDT) on April 20, 2026.

On the day of the Annual Meeting of Shareholders, you may enter the meeting by clicking on the link provided and the password you received via email in your registration confirmations.

CORPORATE ADDRESS

CNB Financial Corporation
31 S. Second Street
P.O. Box 42
Clearfield, PA 16830
(800) 492-3221

STOCK TRANSFER AGENT & REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
(800) 937-5449

Form 10-K

Shareholders may obtain a copy of the Annual Report to the Securities and Exchange Commission on Form 10-K by writing to:

CNB Financial Corporation
1 S. Second Street
P.O. Box 42
Clearfield, PA 16830
ATTN: Shareholder Relations

TOTAL RETURN PERFORMANCE

For information regarding the Corporation's historical return performance, please refer to Item 5 in the 2025 Form 10-K.

MARKET MAKERS

The following firms has chosen to make a market in the stock of the Corporation. Inquiries concerning their services should be directed to:

Brean Capital, LLC
505 5th Avenue, 5th Floor
New York, NY 10017
(212) 702-6500

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
(212) 887-7777

Stephens Inc.
111 Center Street, Suite 100
Little Rock, AR 72201
(800) 643-9691



FINANCIAL CORPORATION®



**Scan the QR code
to visit our Investor
Relations website.**



*The common and preferred stock of the Corporation
trade on the NASDAQ Global Select Market under the
symbols CCNE and CCNEP, respectively.*